UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-8389

Public Storage, Inc.

(Exact name of registrant as specified in its charter)

701 Western Avenue

Glendale, California 91201-2349

(818) 244-8080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Depositary Shares Each Representing 1/1,000 of a Share of 7.500% Cumulative Preferred Stock,

Series V $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.500% Cumulative Preferred Stock,

Series W $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock,

Series X $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.250% Cumulative Preferred Stock,

Series Z $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.125% Cumulative Preferred Stock,

Series A $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 7.125% Cumulative Preferred Stock,

Series B $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.600% Cumulative Preferred Stock,

Series C $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.180% Cumulative Preferred Stock,

Series D $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.750% Cumulative Preferred Stock,

Series E $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.450% Cumulative Preferred Stock,

Series F $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 7.000% Cumulative Preferred Stock,

Series G $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.950% Cumulative Preferred Stock,

Series H $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 7.250% Cumulative Preferred Stock,

Series I $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 7.250% Cumulative Preferred Stock,

Series K $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.750% Cumulative Preferred Stock,

Series L $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of 6.625% Cumulative Preferred Stock,

Series M $.01 par value

Depositary Shares Each Representing 1/1,000 of a Share of Equity Stock, Series A, $.01 par value

Common Stock, $.10 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Public Storage, as successor to Public Storage, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PUBLIC STORAGE

DATE: June 5, 2007	By:	/s/ Stephanie Heim
Stephanie Heim
Vice President